UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GLOBAL BRASS AND COPPER HOLDINGS, INC.
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
37953G103
(CUSIP Number)
December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37953G103
1	Names of Reporting Persons Park West Asset Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power	639,660*
	6	Shared Voting Power	0
	7	Sole Dispositive Power	639,660*
	8	Shared Dispositive Power	0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 639,660*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11	Percent of Class Represented by Amount in Row (9) 3.0%*
12	Type of Reporting Person (See Instructions) IA

* The beneficial ownership percentage is based upon 21,110,000 shares of common stock, par value $0.01 per share (“Common Shares”), of Global Brass and Copper Holdings, Inc., a Delaware corporation (the “Company”), deemed issued and outstanding as of November 8, 2013, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 and  filed with the Securities and Exchange Commission on November 12, 2013.  Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, together with PWIMF, the “PW Funds”).  As of December 31, 2013, PWIMF holds 527,194 Common Shares and PWPI holds 112,466 Common Shares.  PWAM, as the investment manager to the PW Funds, and Peter S. Park, as the sole member and manager of PWAM (“Mr. Park”), may be deemed to beneficially own the 639,660 Common Shares deemed to be held in the aggregate by the PW Funds.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWAM and Mr. Park are deemed to beneficially own 639,660 Common Shares, or 3.0% of the Common Shares deemed to be issued and outstanding as of December 31, 2013.

CUSIP No. 37953G103
1	Names of Reporting Persons Peter S. Park

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

3	SEC USE ONLY
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power	639,660*
	6	Shared Voting Power	0
	7	Sole Dispositive Power	639,660*
	8	Shared Dispositive Power	0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 639,660*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11	Percent of Class Represented by Amount in Row (9) 3.0%*
12	Type of Reporting Person (See Instructions) IN

* The beneficial ownership percentage is based upon 21,110,000 shares of common stock, par value $0.01 per share (“Common Shares”), of Global Brass and Copper Holdings, Inc., a Delaware corporation (the “Company”), deemed issued and outstanding as of November 8, 2013, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 and  filed with the Securities and Exchange Commission on November 12, 2013.  Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, together with PWIMF, the “PW Funds”).  As of December 31, 2013, PWIMF holds 527,194 Common Shares and PWPI holds 112,466 Common Shares.  PWAM, as the investment manager to the PW Funds, and Peter S. Park, as the sole member and manager of PWAM (“Mr. Park”), may be deemed to beneficially own the 639,660 Common Shares deemed to be held in the aggregate by the PW Funds.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWAM and Mr. Park are deemed to beneficially own 639,660 Common Shares, or 3.0% of the Common Shares deemed to be issued and outstanding as of December 31, 2013.

CUSIP No. 37953G103
1	Names of Reporting Persons Park West Investors Master Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power	527,194*
	6	Shared Voting Power	0
	7	Sole Dispositive Power	527,194*
	8	Shared Dispositive Power	0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 527,194*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11	Percent of Class Represented by Amount in Row (9) 2.5%*
12	Type of Reporting Person (See Instructions) CO

* The beneficial ownership percentage is based upon 21,110,000 shares of common stock, par value $0.01 per share (“Common Shares”), of Global Brass and Copper Holdings, Inc., a Delaware corporation (the “Company”), deemed issued and outstanding as of November 8, 2013, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 and filed with the Securities and Exchange Commission on November 12, 2013.  As of December 31, 2013, Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”) is deemed to hold 527,194 Common Shares deemed to be issued and outstanding as of December 31, 2013.

4

Item 1(a).    Name of Issuer.   Global Brass and Copper Holdings, Inc. (the “Company”)

Item 1(b).    Address of Issuer's Principal Executive Offices.

          475 N. Martingale Road
          Suite 1050
          Schaumburg, IL  60173

Item 2(a).    Name of Person Filing.

          This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Park West Asset Management LLC (“PWAM”), a Delaware limited liability company and the investment manager to (a) Park West Investors Master Fund, Limited (“PWIMF”), a Cayman Islands exempted company that is the holder of 527,194 shares of common stock, par value $0.01 per share (“Common Shares”), of the Company reported on this Schedule 13G, and (b) Park West Partners International, Limited (“PWPI” and, together with PWIMF, the “PW Funds”), a Cayman Islands exempted company that is the holder of 112,466 Common Shares reported on this Schedule 13G; (ii) Peter S. Park (“Mr. Park”), as the sole member and manager of PWAM; and (iii) PWIMF (collectively with Mr. Park and PWAM, the “Reporting Persons”).

          The 639,660 Common Shares held in the aggregate by the PW Funds, which constitute 3.0% of the Common Shares deemed to be outstanding as of December 31, 2013, may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM.

          As of December 31, 2013, PWIMF holds 527,194 Common Shares, constituting 2.5% of the Common Shares deemed to be issued and outstanding as of such date.

Item 2(b).    Address of Principal Business Office or if None, Residence.

         The address for the Reporting Person is:  900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.

Item 2(c).    Citizenship.

         PWAM is organized under the laws of the State of Delaware.  Mr. Park is a citizen of the United States.  PWIMF is a Cayman Islands exempted company.

Item 2(d).    Title of Class of Securities.

         Common Shares, par value $0.01 per share.

Item 2(e).    CUSIP No.

         37953G103

Item 3.         If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

         Not Applicable

Item 4.    Ownership.

        As reported in the cover pages to this report, the ownership information with respect to each of PWAM and Mr. Park is as follows:

(a) Amount Beneficially Owned:	639,660*

(b) Percent of Class:	3.0%*

(c) Number of Shares as to which the person has:

(i) sole power to vote or to direct the vote	639,660*

(ii) shared power to vote or to direct the vote	0

(iii) sole power to dispose or to direct the disposition of	639,660*

(iv) shared power to dispose or to direct the disposition of	0

       As reported in the cover pages to this report, the ownership information with respect to PWIMF is as follows:

(a) Amount Beneficially Owned:	527,194*

(b) Percent of Class:	2.5%*

(c) Number of Shares as to which the person has:

(i) sole power to vote or to direct the vote	527,194*

(ii) shared power to vote or to direct the vote	0

(iii) sole power to dispose or to direct the disposition of	527,194*

(iv) shared power to dispose or to direct the disposition of	0
_________________________________

* This Schedule 13G is being jointly filed by (i) PWAM, a Delaware limited liability company and the investment manager to (a) PWIMF, a Cayman Islands exempted company that is the holder of 527,194 Common Shares reported on this Schedule 13G, and (b) PWPI, a Cayman Islands exempted company that is the holder of 112,466 Common Shares reported on this Schedule 13G; (ii) Mr. Park, as the sole member and manager of PWAM; and (iii) PWIMF.

The 639,660 Common Shares held in the aggregate by the PW Funds, which constitute 3.0% of the Common Shares deemed to be outstanding as of December 31, 2013, may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM.

As of December 31, 2013, PWIMF holds 527,194 Common Shares, constituting 2.5% of the Common Shares deemed to be issued and outstanding as of such date.

The foregoing beneficial ownership percentages are based upon 21,110,000 Common Shares of Company deemed issued and outstanding as of November 8, 2013, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 and filed with the Securities and Exchange Commission on November 12, 2013.

Item 5.    Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
      or Control Person.

         Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.     Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ James J. Watson
Name: James J. Watson
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By:	Park West Asset Management LLC, its Investment Manager

By:	/s/ James J. Watson
Name: James J. Watson
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of common stock, par value $0.01 per share, of Global Brass and Copper Holdings, Inc., and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G.  In evidence thereof, the undersigned hereby execute this agreement this 14th day of February, 2014.

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ James J. Watson
Name: James J. Watson
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By:	Park West Asset Management LLC, its Investment Manager

By:	/s/ James J. Watson
Name: James J. Watson
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park